Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2014
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	10
3.1 OUTLOOK	10
4.0 FINANCIAL REVIEW	11
4.1 NON-IFRS MEASUREMENTS	11
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014	12
4.3 SUMMARY OF QUARTERLY RESULTS	14
4.4 LIQUIDITY AND FINANCIAL CONDITION	15
4.5 CAPITAL RESOURCES	16
4.6 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	17
4.7 ISSUED CAPITAL	18
5.0 OFF BALANCE SHEET ARRANGEMENTS	18
6.0 TRANSACTIONS WITH RELATED PARTIES	18
7.0 PROPOSED TRANSACTIONS	19
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	19
9.0 OUTSTANDING SHARE DATA	19
10.0 RISKS AND UNCERTAINTIES	19
11.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	19
11.1 DISCLOSURE CONTROLS AND PROCEDURES	19
11.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	20
11.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	20

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of May 6, 2014 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 and 2013, and related notes included therein. These unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and unaudited condensed interim consolidated financial statements were reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products.

Norsat International Inc.	Management’s Discussion & Analysis

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is ideal for the rapid deployments of military and other highly mobile

Norsat International Inc.	Management’s Discussion & Analysis

operations. The ROVER is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker, Rover and SigmaLink fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

Norsat entered the machine-to-machine (“M2M”) solutions market in 2013 with Sentinel remote site monitoring and control (“RMC”), Sentinel RMC is a global end-to-end, M2M solution. M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Norsat’s Sentinel RMC includes remote terminal units (“RTUs”) for remote site data collection and control, a communication service to backhaul data, a data hosting facility for storage, and a secure web based customer interface for data access. Initially designed for use in the upstream oil & gas market, Sentinel RMC is also ideal for other applications that require real-time data monitoring of remote sites, including forestry, municipal water systems and other unique and niche applications.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Low Noise Block Down Converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Norsat’s product offering includes the new ATOM Series BUCs. These Block Up Converters are the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat International Inc.	Management’s Discussion & Analysis

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in this space.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

  Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

  Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market, and

  Original equipment manufacturers (“OEMs”) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications business includes Satellite Solutions, Microwave Products, Maritime Solutions and M2M Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

Norsat International Inc.	Management’s Discussion & Analysis

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, driven primarily by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Demand for satellite-based M2M solutions is on the rise given the needs of key vertical markets. Overall the satellite market is stable and expected to grow at a steady pace. Certain vertical markets, such as transportation, oil and gas and cargo, show stable growth while military is expected to experience slower growth. Green energy, mining, utilities and civil government show growth typical of nascent markets.

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the US budget cuts, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

  There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.
  Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

  In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

  Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

  The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

  A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

  Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

Norsat International Inc.	Management’s Discussion & Analysis

  Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

  enhancing our ability to provide communication solutions in challenging environments;

  providing access to high-end commercial markets; and,

  increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG Inc. This acquisition has advanced our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Solutions and Microwave business units.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company and a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two units. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Norsat International Inc.	Management’s Discussion & Analysis

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments.

We are also seeking new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build-outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were initially sold through our direct sales force. Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels, and we are increasingly emphasizing those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically. While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

Norsat International Inc.	Management’s Discussion & Analysis

3.0 Overview

  During the first quarter of 2014 we launched a number of new products including the ATOM series of Ku-band BUCs and SSPAs, and the 700 – 800 MhZ TXC Series of Ceramic Combiners. The ATOM series of BUCs and SSPAs are the most compact, lightweight, and energy efficient transmitters available in the market. The TXC
  Series Combiners feature improved performance and are designed to allow a number of transmitters to share a single antenna.

  Total first quarter sales increased 9% to $9.1 million, from $8.4 million in the first quarter of 2013.

  The Sinclair Technologies segment recorded sales of $5.6 million for the three months ended March 31, 2014, which is consistent to sales of $5.6 million for the same period in 2013.

  Satellite Solutions sales were $0.6 million in the first quarter of 2014, compared to $1.4 million during the same period in 2013. The continuing decrease in US military demand, budget constraints among other non-military customers and the non-renewal of a significant airtime contract impacted revenues.

  Microwave Products sales recorded sales of $2.8 million for the three months ended March 31, 2014, from $1.4 million during the same period in 2013. The $1.4 million increase was mainly driven by the product deliveries on the new line of Atom products.

  First quarter gross margins were 41%, consistent to 40% during the same period in 2013.

  Continued global economic weakness and US budget cuts has increased competition in our markets. Going forward, pricing pressure could negatively impact our ability to maintain or improve margins.

3.1 Outlook

While economic and market conditions remain challenging, we anticipate continued modest revenue improvement in the second quarter of 2014, driven by continued increased customer activity in the Sinclair and Microwave segments. Sales in our Microwave and Sinclair segment will continue to be further supported by our recent product development activities, including the launch of the ATOM series of Ku-Band BUCs and SSPAs and the 700 – 800 MhZ TXC Series of Ceramic Combiners. Sales in our Satellite Solution business are expected to remain constrained as a result of weak customer demand. In addition a significant airtime contract has expired at the end of Q1 2014. We do not expect to replace the recurring airtime revenue of this size in the near future.

Going forward, we will continue to work to diversify our business by broadening our product portfolio and expanding our customer base on a geographic and market sector basis. We are continuing to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. We are also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with our stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities that provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

We will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, we continue to evaluate other strategic opportunities for improving our overall operating and financial performance.

Norsat International Inc.	Management’s Discussion & Analysis

4.0 Financial Review

4.1 Non-IFRS Measurements

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted with foreign exchange gain or loss, reorganizational costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2014.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

('000s)	Three months ended March 31
	2014	2013	Change
Net earnings for the period	$2,177	$412	$1,765	>100%
Interest expense	33	110	(77)	(70%)
Amortization and depreciation	319	332	(13)	(4%)
Tax recovery	(70)	(9)	(61)	>100%
EBITDA	2,459	845	1,614	>100%
Foreign exchange gain	(867)	(48)	(819)	>100%
Adjusted EBITDA	$1,592	$797	795	100%

Adjusted EBITDA for the three months ended March 31, 2014 improved by 100% to $1.6 million, compared to the same period last year, reflecting a $0.4 million increase in gross profit contributions from higher sales volume, and lower total expenses of approximately $0.4 million in the first quarter of 2014 compared to the same period in 2013. The decrease in operating expenses mainly reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and lower expenses from employee-related cost savings in the first quarter of 2014 compared to the same period in 2013. This was partially offset by approximately $0.2 million less government contributions for the first quarter of 2014 compared to the same period in 2013.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets. As at March 31, 2014, working capital increased 14% to $11.4 million, from $10.0 million at December 31, 2013.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Current Ratio is defined as current assets divided by current liabilities. As at March 31, 2014, our current ratio increased to 2.3 times, from 2.0 times as at December 31, 2013.

Norsat International Inc.	Management’s Discussion & Analysis

4.2 Results of Operations for the Three Months Ended March 31, 2014

Sales and Gross Margin

	Three months ended March 31
	2014	2013	Change
Sales (in '000s)
Sinclair Technologies	$5,619	$5,576	$43	1%
Satellite Solutions	645	1,373	(728)	(53%)
Microwave Products	2,854	1,405	1,449	>100%
Total	$9,118	$8,354	$764	9%

Gross Profit Margin
Sinclair Technologies	40%	43%	(3%)
Satellite Solutions	30%	29%	1%
Microwave Products	46%	39%	6%
Total	41%	40%	1%

Results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and summer seasons. Among our other two segments, the third and fourth quarters are typically the strongest as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended March 31, 2014, total sales were $9.1 million, compared to $8.4 million in Q1 2013.

Sales from the Sinclair Technologies segment remained consistent at $5.6 million for the first quarter of 2014, compared to $5.6 million during the same period in 2013.

First quarter Satellite Solutions sales were $0.6 million, compared to $1.4 million in Q1 2013, reflecting the continuing decrease in US military demand and budget constraints among other non-military customers. Other service revenues were also $0.2 million lower year-over-year due to the non-renewal of a significant airtime contract.

First quarter Microwave Products sales were $2.8 million, compared to $1.4 million in Q1 2013. The $1.4 million increase was mainly driven by the product deliveries on the Atom new line of products

On a consolidated basis, first quarter gross margin percentages were 41% which is comparable to Q1 2013 margins of 40%. Gross margins in our Microwave Products segment were 46%, compared to 39% in Q1 2013, which reflects a greater portion of higher-margin revenues in the mix and the reduced warranty costs due to the expiry of a significant warranty obligation acquired as part of the acquisition of certain assets and liabilities of CVG. Our Sinclair and Satellite Solutions margins were 40% and 30%, respectively for the first quarter in 2014 which are comparable to the gross margins for the same period in 2013.

Expenses

('000s)	Three months ended March 31
	2014	2013	Change
Selling and distributing expenses	$1,304	$1,589	$(285)	(18%)
General and administrative expenses	859	1,030	(171)	(17%)
Product development expenses, net	308	253	55	22%
Other expenses	(815)	87	(902)	>100%
Total expenses	$1,656	$2,959	$(1,303)	(44%)

Norsat International Inc.	Management’s Discussion & Analysis

For the three months ended March 31, 2014, total expenses decreased to $1.7 million, from $3.0 million in Q1 2013.

First quarter selling and distributing expenses decreased to $1.3 million, from $1.6 million in 2013, and first quarter general administration expenses decreased to $0.9 million, from $1.0 million in 2013. The decrease reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

('000s)	Three months ended March 31
	2014	2013	Change
Direct expenses	$614	$799	(185)	(23%)
Amortization	81	80	1	1%
Less: Government contribution	(387)	(626)	239	(38%)
Total product development expenses, net	$308	$253	$55	22%

First quarter 2014 net product development expenses was $0.3 million which is comparable to first quarter 2013 net product development expenses of $0.3 million. The decrease of direct expenses to $0.6 million, from $0.8 million in 2013, reflects the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s product development costs are in Canadian Dollars, and employee-related costs savings. This was offset by the decrease of government contributions of $0.4 million in the first quarter of 2014 compared to $0.6 million for the same period in 2013. In 2013 the timing of the award of the Strategic Aerospace & Defense Initiative (“SADI”) program meant over two quarters worth of government contributions were recorded in Q1 2013, compared to just one in the first quarter of 2014.

The $0.8 million recovery in other expenses in the first quarter of 2014 compared to the $0.1 million expense in the same period in 2013 reflects a gain in foreign exchange due to the strengthening of the US dollar against the Canadian dollar.

Net earnings for the period

('000s), except per share amounts	Three months ended March 31
	2014	2013	Change
Earnings before income taxes	$2,107	$403	$1,704	>100%
Income tax expense	(70)	(9)	(61)	>100%
Net earnings for the period	$2,177	$412	$1,765	>100%

Net earnings per share
Basic	$0.04	$0.01	$0.03	>100%
Diluted earnings (loss) per share	$-	$-	$-	-
Total	$0.04	$0.01	$0.03	>100%

First quarter earnings before income taxes were $2.1 million, compared to $0.4 million during the same period last year, reflecting higher gross profits and lower operating expenses.

Current income tax expense for the first quarter of 2014 was a $nil compared to $60,000 in the first quarter of 2013. This is a result of a reorganization of our US legal entity structure effective December 31, 2013. Deferred income tax recovery was $70,000 consistent with the $69,000 recovery in the first quarter of 2013.

First quarter net earnings were $2.2 million, or $0.04 per share, basic and diluted, compared to $0.4 million, or $0.01 per share, basic and diluted in 2013.

Norsat International Inc.	Management’s Discussion & Analysis

4.3 Summary of Quarterly Results

('000s), except for earnings per share	Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31

2014	$
Sales	9,118
Net earnings for the period	2,177
EBITDA(1)	2,459
Adjusted EBITDA(1)	1,592
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.04
Weighted average common shares outstanding -	#
Basic ('000s)	57,674
Diluted ('000s)	57,710

2013	$	$	$	$
Sales	8,354	8,598	8,788	10,677
Net earnings	412	914	683	1,698
EBITDA(1)	845	1,259	1,045	1,464
Adjusted EBITDA(1)	797	819	1,361	2,144
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.02	0.01	0.03
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	58,037	57,831	57,674	57,674
Diluted ('000s)	58,113	57,868	57,677	57,683

2012	$	$	$	$
Sales	10,409	10,425	10,997	10,598
Net earnings from continuing operations	556	2,805	822	872
Net earnings	518	2,771	975	871
EBITDA(1)	1,229	643	1,398	1,376
Adjusted EBITDA(1)	1,156	734	1,659	1,266
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.05	0.01	0.02
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	58,317	58,197	58,037	58,037
Diluted ('000s)	58,343	58,197	58,039	58,039

Note
(1) EBITDA and Adjusted EBITDA are Non-IFRS Measures. See section 4.1 “Non-IFRS Measure”.

Quarterly results from our three revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the spring and summer seasons. For our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from our other segments are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results through June 2014.

Norsat International Inc.	Management’s Discussion & Analysis

4.4 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

As at March 31, 2014, we had $2.9 million in cash and cash equivalents, compared to $3.3 million as at December 31, 2013. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $4.15 million operating line of credit. As at March 31, 2014, there were no amounts drawn under our operating line of credit.

Cash used in operating activities was approximately $0.3 million for the three months ended March 31, 2014, compared to $1.3 million for the comparable period in 2013.

For the three months ended March 31, 2014, $83,880 of cash was used in investing activities, compared to $18,381 of cash used during the same period in 2013.

For the three months ended March 31, 2014, we used $23,879 in financing activities, compared to approximately $1.1 million of cash used during the same period in 2013. For three months ended March 31, 2014 we made approximately $0.3 million less repayments on the acquisition loan and approximately $0.4 million less in promissory notes repayments than in the same period in 2013. In addition we received approximately $0.4 million more in government funding in the first quarter of 2014 compared to the same period in 2013.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Working capital1 as at March 31, 2014 increased by 14% to $11.4 million, from $10.0 million at December 31, 2013. The current ratio2 as at March 31, 2014 also improved to 2.3 times, compared to 2 times as at December 31, 2013. Trade and other receivables were $7.2 million as at March 31, 2014, up from $6.9 million as at December 31, 2013. The increase reflects the timing of collections of trade and other trade receivables.

Trade and other payables and accrued liabilities decreased to $3.7 million as at March 31, 2014, from $4.1 million as at December 31, 2013. The $0.4 million reduction reflects the timing differences of supplier payables and settlement.

Inventory as at March 31, 2014 was $9.7 million, compared to $9.6 million as at December 31, 2013, an increase of $0.1 million.

As of March 31, 2014, shareholders’ equity increased to $27.4 million, from $26.4 million at December 31, 2013. This increase reflects $2.2 million in earnings, offset by a $1.3 million decrease in accumulated other comprehensive income due to foreign exchange movements.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

____________________
1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.
2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.

Norsat International Inc.	Management’s Discussion & Analysis

4.5 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at March 31, 2014, shareholder’s equity was $27.4 million (December 31, 2013 - $26.4 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the SADI. Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. It covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period.

For the three months ended March 31, 2014, there were no other changes in our approach to capital management.

Our capital resources as at March 31, 2014 were in cash and cash equivalents. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.

As of March 31, 2014, we had cash and cash equivalents of $2.9 million.

As at March 31, 2014 we were in compliance with our externally imposed covenants.

Credit Facilities

Acquisition Loan

For the three months ended March 31, 2014, we made principal repayments totaling $0.5 million (Q1 2013 - $0.8 million) against the acquisition loan. As at March 31, 2014 our combined weighted average interest rate was 2.78% (December 31, 2013 – 3.02%).

In 2011, we incurred costs of $0.1 million related to acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at March 31, 2014 was $22,622 (December 31, 2013 - $29,408).

As at March 31, 2014, we were in compliance with our bank covenants.

Strategic Aerospace and Defense Initiative

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program (“SADI I”). The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation. We claimed the maximum funding under this agreement as at December 31, 2012.

Starting in 2013, we are obligated to accrue annual repayments over the repayment period, with the following terms:

Norsat International Inc.	Management’s Discussion & Analysis

  The repayment period begins January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of approximately Cdn$9.0 million, representing 1.5 times the contributions (actual amounts disbursed by the Minister) to be repaid is reached, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year- over-year change of gross business revenue.

As at March 31, 2014, the Company did not accrue any liability for repayment relating to SADI I as the amount cannot yet be determined since the repayment amount is contingent on 2014 financial results compared to those achieved in 2013.

On March 28, 2013, the Company entered into an agreement with the Minister through the SADI whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defence, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). The Company is obliged to repay the funding over the SADI II defined Repayment Period.

SADI II repayment is contingent on performance benchmarks established at the end of our fiscal 2017 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement, multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at March 31, 2014, we did not accrue any liability for repayment relating to SADI II as the amount cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Research and Development, Patents and Licenses, etc.

For the three months ended March 31, 2014, we invested $0.7 million into product development compared to $0.9 million in the comparable period in 2013. The increase reflects our commitment to ongoing product development activities.

4.6 Contractual Obligations and Contingencies

Our known contractual obligations at March 31, 2014, are quantified in the following table:

('000s)	Remaining	2015	2016	2017	2018	Total
	2014				and after
Acquisition loan	$1,440	$1,920	$511	$-	$-	$3,871
Inventory purchase obligations	4,011	197	-	-	-	4,208
Operating lease obligations	588	421	388	9	-	1,406
Total	$6,039	$2,538	$899	$9	$-	$9,485

Although the long term debt obligation is due on demand, it is not expected that the demand feature will be exercised. The scheduled repayment on the debt is over the next three years.

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The operating lease obligations are related to office premises. In addition, the Company is required to make repayment of SADI I government contributions with repayment contingent on 2014 financial results compared to those achieved in 2013.

Norsat International Inc.	Management’s Discussion & Analysis

As at March 31, 2014, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

Legal Proceedings

From time to time we may enter into legal proceedings relating to certain potential claims. It is impossible at this time for us to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to our consolidated financial position. As at May 6, 2014, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on our financial position or profitability.

4.7 Issued Capital

Stock Option Plan

As at March 31, 2014, a total of 2,295,319 stock options were outstanding at exercise prices ranging from Cdn$0.48 to Cdn$0.90 per share. For the three months ended March 31, 2014, we charged $14,992 (March 31, 2013 -$71,830) to operating expenses as share-based payments with a corresponding increase in contributed surplus.

A total of 287,160 stock options were granted at an average exercise price of Cdn$0.53 and fair value of Cdn$0.19 during the three months ended March 31, 2014. A total of 160,144 options were granted to senior management at exercise price of Cdn$0.53 and fair value of Cdn$0.19.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

Restricted Share Unit (“RSU”)Plan

As at March 31, 2014, a total of 962,518 RSUs were outstanding. For the three months ended March 31, 2014, we charged $40,040 to operating expenses as share-based payments with a corresponding increase in contributed surplus (March 31, 2013 – $18,362).

On February 28, 2014, the Company granted 250,343 RSUs with fair value of $0.55 per share, of which 205,788 RSUs were issued to directors and senior management. One third of the RSUs will vest on February 27, 2015, one third on February 26, 2016 and the remaining one third on November 11, 2016.

5.0 Off Balance Sheet Arrangements

As at March 31, 2014 and May 6, 2014, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including our President and Chief Executive Officer, Chief Financial Officer and General Manager are as follows:

('000s)	Three months ended March 31
	2014	2013
Short-term employee benefits	$281	$305
Share based payments	34	27
Total	$315	$332

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

Norsat International Inc.	Management’s Discussion & Analysis

7.0 Proposed Transactions

As at March 31, 2014 and May 6, 2014, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 “Critical Accounting Estimates” of our 2013 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

The judgments, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2013.

Changes in Accounting Policies and Future Accounting Pronouncements

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2013. The unaudited condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.

9.0 Outstanding Share Data

We have unlimited number of Common Stock authorized, of which 58,316,532, were outstanding at March 31, 2014 and at May 6, 2014.

As at May 6, 2014, we had 2,295,319 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.48 to Cdn$0.90 per share.

10.0 Risks and Uncertainties

There have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12.0 “Risks and Uncertainties” of our annual 2013 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in its annual 2013 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

11.0 Disclosure Controls and Internal Controls over Financial Reporting

11.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Norsat International Inc.	Management’s Discussion & Analysis

11.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

11.3 Changes in Internal Controls over Financial Reporting

During the three months ended March 31, 2014, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.